Exhibit 99.12

CONSENT

We hereby consent to the reference to each of our studies listed below, appearing in the Current Report on Form 6-K of Elbit Imaging Ltd. and to the incorporation by reference of this Current Report in the Registration Statement on Form F-3 (Registration No. 333-172122) and in the Registration Statements on Form S-8 (Registration No. 333-117509, No. 333-130852, No. 333-136684 and No. 333-152820) filed by Elbit Imaging Ltd.:

•	Valuation report in respect of options granted in July 18, 2010 under the framework of ESOP 2006 and 2008, dated October 2010;

•	Valuation report in respect of options granted in August 30, 2009 under the framework of ESOP 2006 and 2008, dated November 2009;

•	Valuation report in respect of options granted in May 27, 2009 under the framework of ESOP 2006 and 2008, dated June 2009;

•	Valuation report in respect of options re-priced in May 20, 2009 under the framework of ESOP 2006 and 2008, dated June 2009; and

•	2011 re-pricing valuation for the year ended December 31, 2011.

This consent is not to be construed as an admission that we are an expert or that we are a person whose consent is required to be filed under the provisions of the Securities Act of 1933, as amended.

/s/ Giza Zinger Even
Giza Zinger Even

Tel Aviv, Israel
March 27, 2014